UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
FORM 11-K
__________________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-35780
__________________________________________________
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bright Horizons 401(k) Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Bright Horizons Family Solutions Inc.
200 Talcott Avenue South
Watertown, MA 02472

BRIGHT HORIZONS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrator and Trustee of the Bright Horizons 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bright Horizons 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental
The supplemental schedules of assets (held at end of year) and reportable transactions have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2003.
/s/ Gray, Gray & Gray, LLP
Canton, Massachusetts
June 19, 2018

t
BRIGHT HORIZONS 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Investments, at fair value:
Pooled separate accounts	$193,298,764	$154,459,830
Mutual funds	20,882,600	17,225,242
Company stock fund	2,362,981	1,587,488
Total investments	216,544,345	173,272,560
Investment contract, at contract value	41,367,833	39,062,550
Notes receivable from participants	4,202,455	4,146,604
Total assets	262,114,633	216,481,714
LIABILITIES
Excess contributions payable	304,733	412,968
Total liabilities	304,733	412,968
NET ASSETS AVAILABLE FOR BENEFITS	$261,809,900	$216,068,746
See accompanying notes to financial statements.

BRIGHT HORIZONS 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2017

2017
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$35,098,449
Interest and dividends	4,196,549
Total investment income	39,294,998
Interest earned on notes receivable from participants	183,767
Contributions:
Participant	16,192,430
Employer	3,014,737
Rollovers	2,258,655
Total contributions	21,465,822
Total additions	60,944,587
DEDUCTIONS
Benefits paid to participants	15,091,270
Deemed distributions of notes receivable from participants	40,137
Administrative expenses	72,026
Total deductions	15,203,433
NET INCREASE IN NET ASSETS	45,741,154
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	216,068,746
End of year	$261,809,900
See accompanying notes to financial statements.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. DESCRIPTION OF THE PLAN
The following description of the Bright Horizons 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General - The Plan is a defined-contribution plan that is available to eligible U.S. based employees of Bright Horizons Children’s Centers LLC (the “Plan Sponsor”), and its participating subsidiaries, except for employees residing in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Administration - The Plan is administered by Bright Horizons Children’s Centers LLC which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. The Plan Administrator has engaged a third party, Massachusetts Mutual Life Insurance Company (“MassMutual”), to provide recordkeeping and administrative services.
Eligibility - Employees are eligible to participate in the Plan after completion of 60 days and 160 hours of service within those 60 days or completion of one year of service and 1,000 hours or 1,000 hours in a calendar year thereafter, provided they are then at least 20.5 years of age. Participants are not eligible for employer matching contributions until completion of one year of service.
Contributions - Participants are permitted to contribute up to 50% of eligible pre-tax compensation (as defined in the Plan), subject to certain limitations under current income tax regulations. Catch-up contributions are permitted for participants reaching age 50 during the plan year.
Employer matching contributions are made to participants who have completed one year of service. For the year ended December 31, 2017, Bright Horizons Family Solutions Inc. (the “Company”) contributed an amount equal to 25% of the participants’ contributions up to 8% of the participants’ eligible compensation. The Company may also make an additional discretionary contribution to participants, as determined annually by the Company. For the plan years ended December 31, 2017 and 2016, the Company did not make any additional discretionary contributions.
Vesting - Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are 20% vested after the second year of employment and vest 20% each year thereafter, such that a participant is 100% vested after six years of continued employment. A vested year is one in which a participant works a minimum of 1,000 hours between January 1st and December 31st. In addition, a participant’s entire account balance becomes 100% vested and payable upon the participant’s attainment of age 65, disability, or death.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s contribution, Company contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of the Plan losses. Allocations of earnings (losses) are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Forfeitures - The distribution and allocation of forfeited Company discretionary and matching contributions are first made available to reinstate previously forfeited Company discretionary or matching contributions of account balances for rehired former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to reduce Company matching contributions or to reduce Plan expenses for the plan year in which such forfeitures occur. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $603,239 and $509,092, respectively. Forfeitures in the amount of $127,410 were used to reduce Company matching contributions during 2017.
Payment of Benefits - The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other severance of employment. Participant accounts are fully vested when their termination of service is due to death, disability or normal retirement (as defined in the Plan). Upon termination of employment for other reasons, including early retirement, each participant is entitled to distributions based upon the vested portion of his or her account determined as of the day the participant terminates employment. In addition, participants can withdraw their deferred compensation balance in the event of certain hardship circumstances, as defined in the Plan. Payment of benefits is made in one lump sum amount.
Notes Receivable from Participants - Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balance. Interest rates on these loans are the prime rate plus 1%, and the interest rates for outstanding loans currently range from 4.25% to 9.25% per annum. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period not to exceed 30 years. Participants repay principal and interest through payroll deductions. If participants are terminating employment or retiring, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Investment Options - Participants direct the investment of their contributions into various investment options offered by the Plan, including the Bright Horizons Stock Fund, which consists primarily of the Company’s common stock.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP” or “US GAAP”). The financial statements and supplemental schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - Investments are reported at fair value except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recorded as earned on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized gains and losses on investments bought and sold as well as unrealized appreciation (depreciation) in investments held.
The Bright Horizons Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of Bright Horizons Family Solutions Inc. common stock and cash investments used to cover the daily cash needs of the Fund. The value of a unit reflects the combined market value of Bright Horizons Family Solutions Inc. common stock and the cash investments held by the Fund. As of December 31, 2017, the Fund held 22,610 shares of Bright Horizons Family Solutions Inc. common stock with an aggregate value of $2,132,706 and cash investments of $230,275.
Payment of Benefits - Benefits paid to participants are recorded upon distribution.
Administrative Expenses - Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits as deductions. Investment related expenses are included in net appreciation in fair value of investments. Other expenses incurred in the administration of the Plan are paid by the Company.
Plan Termination - Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
Uncertain Tax Positions - US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2014.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.
Excess Contributions Payable - Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed 2017 excess contributions to the applicable participants prior to March 15, 2018.

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

3. INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan entered into a fully benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Since this contract meets the fully benefit-responsive contract criteria, the contract is included in the financial statements at contract value as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting interest rate was 3.2% and 3.4% at December 31, 2017 and 2016, respectively.
Certain events may limit the ability of the Plan to transact at contract value with the participant. Such events include, but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan Sponsor’s business; (5) removal from the Plan of one or more groups or classifications of participants; (6) partial or complete Plan termination; or (7) Plan disqualification. The Plan Sponsor does not believe that the occurrence of any such event, which would limit the ability of the Plan to transact at contract value with participants, is probable.
4. TAX STATUS
On March 31, 2014, the IRS stated that the prototype adopted by the Plan, as then designed, qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has not received a determination letter specific to the Plan itself; however, the Plan Sponsor and the Plan’s tax counsel believe that the Plan has been designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
5. PARTY-IN-INTEREST TRANSACTIONS
The Plan engages in investment transactions with funds managed by MassMutual, the Plan’s record keeper and trustee. The total fees paid by the Plan to MassMutual during 2017 amounted to $72,026. At December 31, 2017, the Plan held 22,610 shares of Company common stock. These transactions qualify as exempt party-in-interest transactions and are allowable under ERISA.
6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the total net assets as reflected in the Form 5500 as of December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the financial statements	$261,809,900	$216,068,746
Excess contributions payable	304,733	412,968
Net assets per Form 5500	$262,114,633	$216,481,714
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the changes in net assets as reflected in the Form 5500 for the year ended December 31, 2017:

Net increase in net assets available for benefits per the financial statements	$45,741,154
Excess contributions payable at December 31, 2017	304,733
Excess contributions payable at December 31, 2016	(412,968)
Net income per the Form 5500	$45,632,919

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date and applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy gives the highest priority to observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company uses observable inputs where relevant and whenever possible.
Level 1 — Quoted prices are available in active markets for identical investments as of the reporting date.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
Changes in economic conditions or valuation techniques may require the transfer of investment from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.  Management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  During the years ended December 31, 2017 and 2016, the Company had no transfers of assets or liabilities between any of the above hierarchy levels.
Assets and liabilities are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Mutual funds: In 2017, valued at the observable net asset value (“NAV”) of the underlying investments. In 2016, valued at the unit value calculated based on the NAV of the underlying investments.
Pooled separate accounts: Valued at the unit value based on the NAV of the underlying mutual fund at year end.
The Bright Horizons Stock Fund: The fund is a unitized stock fund that consists of Bright Horizons Family Solutions Inc. common stock and investments in a temporary investment fund to provide liquidity for daily trading. Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy where applicable, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	2017
	Level 1	Level 2	Total
Mutual funds	$20,882,600	$—	$20,882,600
Bright Horizons Stock Fund	—	2,362,981	2,362,981
Investments measured at NAV*
Pooled separate accounts			193,298,764
Total investments at fair value	$20,882,600	$2,362,981	$216,544,345

BRIGHT HORIZONS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

	2016
	Level 2	Total
Bright Horizons Stock Fund	$1,587,488	$1,587,488
Investments measured at NAV*
Pooled separate accounts		154,459,830
Mutual funds		17,225,242
Total investments at fair value	$1,587,488	$173,272,560
* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this footnote are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.
Fair Value of Investments in Entities that Use NAV
The following table summarizes investments measured at fair value based on net asset value per share as of December 31, 2017 and 2016, respectively.

	2017
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Pooled separate accounts	$193,298,764	None	Daily	None	None

	2016
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Pooled separate accounts	$154,459,830	None	Daily	None	None
Mutual funds	$17,225,242	None	Daily	None	None
8. PLAN REIMBURSEMENT ACCOUNT
As part of the recordkeeping and administrative service fee arrangement with MassMutual, MassMutual agrees to reimburse to the Plan investment fund related revenue received by MassMutual that is in excess of the agreed upon service fee structure. The reimbursement amounts, if any, are paid to the Plan in a Plan reimbursement account. Investment fund related revenue received by MassMutual typically include Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates. The Plan reimbursement account may be used by the Plan to pay direct and necessary expenses of the Plan. Plan reimbursements amounted to $53,600 for the year ended December 31, 2017.
9. SUBSEQUENT EVENTS
On April 18, 2018, the Plan Administrator engaged Fidelity Workplace Services LLC to replace MassMutual as the Plan’s trustee and recordkeeping and administrative services provider. The Company determined there are no further subsequent events to be reported through June 19, 2018, the date the financial statements were available to be issued.
*****

BRIGHT HORIZONS 401(k) PLAN
EIN: 04-2949680, PLAN: 001
DECEMBER 31, 2017
FORM 5500, SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Massachusetts Mutual Life Insurance Company	MassMutual Group Annuity Contract - Fixed Fund	**	$41,367,833
*	Massachusetts Mutual Life Insurance Company	Northern Trust S&P 500 Index	**	32,137,405
*	Massachusetts Mutual Life Insurance Company	Barings Premier Discipline Growth	**	28,711,229
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price New Horizons Fund (SIA-W4)	**	25,053,196
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2030	**	23,359,051
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2040	**	16,541,043
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2020	**	13,735,516
*	Massachusetts Mutual Life Insurance Company	American EuroPacific Growth	**	12,693,685
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2050	**	12,193,927
*	Massachusetts Mutual Life Insurance Company	Vanguard Small Cap Index	**	10,324,031
*	Massachusetts Mutual Life Insurance Company	Barings Premier Diversified Bond (SIA-P)	**	7,433,111
*	Massachusetts Mutual Life Insurance Company	Northern Mid Cap Index	**	3,375,190
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2010	**	2,729,826
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2025	**	1,281,559
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2045	**	1,086,688
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2055	**	975,246
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement Income	**	575,864
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2035	**	495,065
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2015	**	350,540
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2060	**	246,488
*	Massachusetts Mutual Life Insurance Company	T. Rowe Price Retirement 2005	**	104
	Virtus (RidgeWorth)	Ceredex Large Cap Value Equity Fund	**	19,290,350
	Vanguard	Vanguard Mid-Cap Value Index Fund	**	1,592,250
*	Bright Horizons	Company Stock Fund	**	2,362,981
*	Participant Loans	Rates from 4.25% to 9.25%, maturities ranging from 2018 to 2047	—	4,202,455
				$262,114,633

*	Represents party-in-interest to the Plan.
**	Cost omitted for participant-directed investments.

BRIGHT HORIZONS 401(k) PLAN
EIN: 04-2949680, PLAN: 001
DECEMBER 31, 2017
FORM 5500, SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
RidgeWorth	Mutual Fund	$17,610,545	$—	$—	$—	$—	$—	$—
RidgeWorth	Outside Fund	—	17,610,545	—	—	10,776,006	17,610,545	6,834,539
		$17,610,545	$17,610,545	$—	$—	$10,776,006	$17,610,545	$6,834,539

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRIGHT HORIZONS 401(k) PLAN
Date:	June 19, 2018	By:	/s/ Elizabeth Boland
Elizabeth Boland
Chief Financial Officer
(Duly Authorized Officer)

EXHIBITS

Exhibit Number	Description
23.1*	CONSENT OF GRAY, GRAY AND GRAY, LLP

* Exhibit filed herewith.